Exhibit 99.1

GasLog Ltd. Announces Appointment of Director

Piraeus, Greece — September 17, 2020 — GasLog Ltd. (“GasLog” or the “Company”) (NYSE: GLOG) announced today that it has appointed Kristin Holth as Independent Director to the Company’s Board of Directors (the “Board”), effective immediately.

From 2017 to 2020 Kristin Holth served as Executive Vice President and Global Head of Ocean Industries in DNB Bank ASA, Norway’s largest financial services group. She has significant experience in capital markets and funding and has held numerous management positions within DNB, including Global Head of Shipping, Offshore & Logistics for 4 years and General Manager & Head of DNB Americas for 6 years.

Kristin also holds several board positions, including Independent Director of Maersk Drilling since April 2020. She holds a Bachelor in Economics and Business Administration from BI Norwegian Business School.

Peter G. Livanos, Chairman of the Board of Directors of GasLog stated, “I am very pleased to welcome Kristin to the Board. Her experience in shipping and energy capital markets and proven leadership make her an excellent addition to the GasLog Board. The board, management and I look forward to working with her for many years to come.”

Contacts:

Joseph Nelson

Head of Investor Relations

Phone: +1 212-223-0643

Email: ir@gaslogltd.com

About GasLog

GasLog is an international owner, operator and manager of LNG carriers providing support to international energy companies as part of their LNG logistics chain. GasLog’s consolidated fleet consists of 35 LNG carriers. Of these vessels, 19 (15 on the water and four on order) are owned by GasLog, one has been sold to a subsidiary of Mitsui Co. Ltd. and leased back by GasLog under a long-term bareboat charter and the remaining 15 LNG carriers are owned by the Company’s subsidiary, GasLog Partners LP. GasLog’s principal executive offices are at 69 Akti Miaouli, 18537 Piraeus, Greece. Visit GasLog’s website at http://www.gaslogltd.com.